NOVOMOTO LLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR
THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER
31, 2020

Date Issued:
02/16/2022

NOVOMOTO LLC

Audited Consolidated Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

CONTENTS OF REPORT

Procyon • Financial

Lama Najib
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the members of NOVOMOTO LLC,

6402 Jacobs Way, Madison,

Wisconsin 53711,

I have audited the accompanying consolidated financial statements of NOVOMOTO LLC, which comprise the consolidated Balance Sheet as of December 31, 2021, and December 31, 2020, and the related consolidated Statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of NOVOMOTO LLC as of December 31, 2021, and December 31, 2020, and the results of its consolidated operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.



02/16/2022

NOVOMOTO LLC

CONSOLIDTED BALANCE SHEET
AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents	$	50,648	194,600
Accounts receivable		310,574	80,646
(less allowance for doubtful accounts)		(31,057)	(16,128)
Inventories		55,559	395,929
Total current assets		385,724	655,047
Fixed assets:			
Property, plant & equipment		10,102	15,212
(less accumulated depreciation)		(5,487)	(4,472)
Total Fixed Assets		4,615	10,740
Non-current assets:			
Total non-current assets		-	-
Total Assets	$	**390,339**	**665,787**
Liabilities & Members' Equity			
Current liabilities:			
Credit cards	$	35,000	-
Convertible promissory notes		958,461	230,000
Loans & Financing agreements, current portion		35,640	16,357
Accrued interest payable		172,880	44,864
Total current liabilities		1,201,981	291,221
Non-current Liabilities:			
Convertible promissory notes		-	728,461
Loans & Financing agreements, net of current portion		-	45,285
Accrued interest payable		-	49,339
Total non-current liabilities		-	823,085
Total Liabilities:	$	**1,201,981**	**1,114,306**

The accompanying notes are an integral part of these consolidated financial statements.

NOVOMOTO LLC

CONSOLIDATED BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

	As of December 31, 2021	As of December 31, 2020
Members' equity (deficit):		
Members' Contributions	1,781	1,781
Members' Distributions	-	-
Accumulated Profits (losses)	(450,300)	(193,232)
Net income (loss)	(363,123)	(257,068)
Total members' equity (deficit):	**(811,642)**	**(448,519)**
Total Liabilities and members' equity (deficit) $	**390,339**	**665,787**

The accompanying notes are an integral part of these consolidated financial statements.

NOVOMOTO LLC

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

	2021	2020
Revenue:		
Sales	$ 466,420	108,653
Total revenues	466,420	108,653
Cost of goods sold	300,703	48,084
Gross Profit	**165,717**	**60,569**
Expenses:		
Payroll & Member's compensation	204,134	111,159
Dues & Subscriptions	14,956	7,104
Legal & Professional Services	67,128	95,988
Advertising & Marketing	24,168	3,115
Travel	39,581	19,893
Rent	22,430	9,910
Bank Charges & Fees	2,545	558
Utilities	4,578	-
Repairs & Maintenance	5,501	1,516
Depreciation	2,932	2,334
Bad debt expense	33,555	33,358
Loss on inventory write-off	39,515	-
Loss on asset disposal	4,233	775
Postage & Courier	236	980
Miscellaneous expenses	-	572
Total Expenses	465,492	287,262
Income from operations (loss)	**(299,775)**	**(226,693)**
Other Income (Expenses):		
Grants	19,346	37,177
Interest expenses	(81,712)	(66,507)
Taxes	(982)	(1,045)
Total Other Income (expenses)	**(63,348)**	**(30,375)**
Net income (loss) for the year	$ **(363,123)**	**(257,068)**

The accompanying notes are an integral part of these consolidated financial statements.

NOVOMOTO LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

	Members' Contributions	Members' Distributions	Retained Earnings (accumulated deficit)	Total
Beginning Balance, December 31, 2019	1,781	-	(193,232)	**(191,451)**
Members' Contributions	-	-	-	-
Members' Distributions	-	-	-	-
Net income (loss)	-	-	(257,068)	**(257,068)**
Ending Balance, December 31, 2020	**1,781**	-	**(450,300)**	**(448,519)**
Members' Contributions	-	-	-	-
Members' Distributions	-	-	-	-
Net income (loss)	-	-	(363,123)	**(363,123)**
Ending Balance, December 31, 2021	**1,781**	-	**(813,423)**	**(811,642)**

The accompanying notes are an integral part of these consolidated financial statements.

NOVOMOTO LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Cash flow From Operating Activities:			
Net income (loss)	$	(363,123)	(257,068)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation expense		2,932	2,334
Loss on asset disposal		4,233	775
Changes in:			
Accounts Receivable		(214,999)	(36,527)
Inventories		340,370	(272,818)
Credit cards		35,000	(48,439)
Accrued Interest		78,677	63,289
Loans & Financing agreements		(26,002)	(1,000)
Net cash provided (used) by operating activities		**(142,912)**	**(549,454)**
Cash flow From Investing Activities:			
Acquisitions, fixed assets		(1,040)	(6,150)
Net cash provided (used) by investing activities		**(1,040)**	**(6,150)**
Cash flow from Financing Activities			
Issuance of convertible debt		-	728,461
Net cash provided (used) by financing activities		**-**	**728,461**
Increase (decrease) in Cash		**(143,952)**	**172,857**
Cash, beginning of year		194,600	21,743
Cash, end of year	$	**50,648**	**194,600**

The accompanying notes are an integral part of these consolidated financial statements.

About the Company & its Nature of operations

NOVOMOTO LLC ('the Company', 'the Parent'), is a limited liability Company organized under Chapter 183 of the Wisconsin Statues on November 27, 2015. The Company operates as a sustainable social enterprise founded to provide clean, renewable, and sustainable electricity to communities in the Democratic Republic of Congo (DRC) and other Sub-Saharan African countries. The Company's solution incorporates solar photovoltaic (PV) standalone systems and microgrids, mobile payment, pay-as-you-go financing and management technology, and local partners to deliver electricity reliably to homes and businesses.

The Company wholly owns 'SOCIETE NOVOMOTO RDC SARLU' ('the Subsidiary); a DRC based limited liability Company formed on June 8, 2017. The Company conducts its operations in the DRC through this subsidiary. As of December 31, 2021, and December 31, 2020, the Company operated in the cities of Kikwit, Kinshasa, Matadi and Mwanda.

The Company converted to a Delaware Corporation on December 30, 2021 (with the effective date of conversion set at January 1, 2022). The name of this corporation pursuant to the certificate of incorporation is 'NOVOMOTO, INC.'

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of NOVOMOTO LLC and its wholly owned subsidiary, SOCIETE NOVOMOTO RDC SARLU. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiary into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

NOVOMOTO LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Summary of significant accounting policies:

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses with accumulated losses totaling $813,423 and $450,300 as of December 31, 2021, and December 31, 2020, respectively.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 1, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

To address this concern, the company plans to raise additional funds through grants, debt, and equity to finance its operations.

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and the Democratic Republic of Congo. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

NOVOMOTO LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2021, and December 31, 2020.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over estimated useful lives ranging from 3 to 5 years.

As of December 31, 2021, and December 31, 2020, PPE included mopeds (a small type of a motorcycle) that were purchased for use by workers hired to install the solar systems. By the end of 2021, all mopeds were damaged as a result of terrain conditions on which they were used, and the Company retired those assets. The Company depreciated mopeds using the straight-line method based on a 5-year useful life. The Company recognized a loss on disposal totaling $4,233 and $775 for the years 2021 and 2020, respectively. PPE also consisted of vehicles for use by owners. The vehicles were depreciated using a useful life of 5 years. As of December 31, 2021, and December 31, 2020, their book value totaled $1,859 and $2,873, respectively. PPE also includes equipment and furniture with a total book value of $2,756 and $2,405 as of December 31, 2021, and December 31, 2020, respectively.

NOVOMOTO LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to merchandise are determined on the first-in, first-out basis.

In 2021, the Company wrote-off $39,515 in inventory after a breach of contract by a supplier who did not honor its warranty commitment to replace faulty units purchased by the Company.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. The Company set an allowance for doubtful accounts at 10% of gross receivables for the year 2021 and 20% for the year 2020. This percentage was adjusted considering the variance in the sales volume between both years.

The Company had written off $18,626 and $20,340 in receivables for the years 2021 and 2020, respectively. The write-off was recorded as a credit to receivables and a debit to the allowance for doubtful accounts with no effect on the statement of income since the bad debt expense had already been recognized.

As of December 31, 2021, and December 31, 2020, the accounts receivable net realizable value totaled $279,517 and $64,518, respectively.

NOVOMOTO LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Convertible promissory notes

On June 4, 2016, the Company entered into convertible promissory note agreements with two entities in the amount of $90,000. The notes bear interest at a rate of 8% per annum. The notes are not pre-payable and the aggregate unpaid principal amounts with any accrued interest are payable on demand by the investors subsequent to the 2nd anniversary of the note or December 31, 2021. Upon the consummation of a qualified financing (after the company raises $1,000,000 or more in cash in equity financing), the aggregate outstanding principal and accrued and unpaid interest on the notes will automatically convert into a number of conversion units of the Company equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the conversion price that is based on a pre-money valuation of $3,000,000. Upon conversion, equity conversion may be issued with a discount of 20%. Moreover, the notes will convert based on terms covering the occurrence of change of control or optional maturity conversion.

On November 27, 2018, the Company entered into a convertible promissory note agreement with an investor in the amount of $50,000. The note bears interest at a rate of 8% per annum. The note is not pre-payable and the aggregate unpaid principal amount with any accrued interest is payable on demand by the investor subsequent to December 31, 2021 ('the Maturity date'). Upon the consummation of a qualified financing (after the company raises $1,000,000 or more in cash in equity financing), the aggregate outstanding principal and accrued and unpaid interest on the note will automatically convert into a number of conversion units of the Company equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the conversion price that is based on a pre-money valuation of $3,000,000. Upon conversion, equity conversion may be issued with a discount of 20%. Moreover, the notes will convert based on terms covering the occurrence of change of control or optional maturity conversion.

NOVOMOTO LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

In 2019, the Company entered into multiple convertible promissory note agreements with an investor in the amount of $90,000. The notes bear interest at a rate of 8% per annum. The notes are not pre-payable and the aggregate unpaid principal amounts with any accrued interest are payable on demand by the investor subsequent to December 31, 2021 ('the Maturity date'). Upon the consummation of a qualified financing (after the company raises $1,000,000 or more in cash in equity financing), the aggregate outstanding principal and accrued and unpaid interest on the notes will automatically convert into a number of conversion units of the Company equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the conversion price that is based on a pre-money valuation of $3,000,000. Upon conversion, equity conversion may be issued with a discount of 20%. Moreover, the notes will convert based on terms covering the occurrence of change of control or optional maturity conversion.

In 2020, the Company entered into convertible promissory note agreements with multiple investors for a total amount of $713,816. The notes bear interest at a rate of 8% per annum. The notes are not pre-payable and the aggregate unpaid principal amount with any accrued interest is payable on demand by the investors subsequent to the 2nd anniversary of the note. Upon the consummation of a qualified financing (after the company raises $1,000,000 or more in cash in equity financing), the aggregate outstanding principal and accrued and unpaid interest on the notes will automatically convert into a number of conversion units of the Company equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the conversion price that is based on a pre-money valuation ranging between $3,600,000 and $4,500,000. Upon conversion, equity conversion may be issued with a discount of 20%. Moreover, the notes will convert based on terms covering the occurrence of change of control or optional maturity conversion.

NOVOMOTO LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Loans & Financing agreements

In 2017, the Company entered a royalty agreement in exchange for $10,000. The company will make quarterly payments amounting to 5% of gross revenue until paid in full. The total amount of interest paid will range from $1,000 to $5,000, depending on when the principle is settled.

In 2018, the Company entered a royalty agreement in exchange for $10,000. The company will make quarterly payments amounting to 5% of gross revenue until paid in full. The total amount of interest paid will range from $1,000 to $5,000, depending on when the principle is paid.

In May 2020, the Company obtained a loan of $10,483 from The U.S. Small Business Administration (SBA). The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. As of May 2021, the SPA PPP loan of $10,483 was fully forgiven.

In April 2018, the company obtained a secured loan of $50,000. The loan bears interest at a rate of 9.25% for a term of 48 months. The Company makes approximately $1,546 in monthly payments on this loan covering both principal and interest due.

Rent

The Company currently occupies office space in the United States and in the Democratic Republic of Congo under month-to-month operating lease arrangements. There are no future minimum payments due under the leases.

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, created significant financial market volatility and disrupted global supply chains. Moreover, several international,

national, state and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance.

The Company cannot precisely predict the impact that the COVID-19 pandemic will have in the future due to numerous uncertainties, including the severity, duration and resurgences of the disease and new variants, actions that may be taken by governmental authorities, the impact to the business of potential variations or disruptions in the supply chain.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Typically, the Company fulfills the obligations under the contracts with customers within 3 days from the time the contract is signed and hence no material deferred revenue account would exist at the end of each year. The customers are able to pay the full amount agreed-upon in cash or choose a twelve-months financing option. Most of the Company's customers choose the 12-months financing option creating the need to recognize accounts receivable.

The Company's two major sources of income for the years 2021 and 2020 were derived from the following sources:

i) Sale and installation of 'H100 Kits' priced at $512 (40-Watt Solar panel, 120Wh battery, 3 LED lights, phone charger and 24"TV).

ii) Sale and installation of 'H15 Kits' priced at $205 (15-Watt Solar panel, 20Wh battery, 3 LED lights and phone charger).

Income taxes

The Company was taxed as a pass-through entity as of December 31, 2021, and December 31, 2020. Under the relevant tax provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

The Company converted to a Corporation on December 30, 2021 (with effective conversion date set to January 1, 2022) and will be subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and to franchise tax filing requirements in the State of Delaware.

In the DRC, the Company is subject to custom taxes and duties on equipment imports. Additionally, the Company is subject to the Value Added Tax (VAT) on its sales and is obligated to remit an annual fee to the Congolese Government until it becomes profitable and starts paying income tax on its profits. Moreover, the Company is subject to operational taxes that must be paid in each province that the Company is active in.

NOVOMOTO LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Recently issued accounting pronouncements

In *February 2016,* the FASB issued ASU *2016-02,* Leases ("ASU *2016-02*"), which is codified in ASC *842,* Leases ("ASC *842*") and supersedes current lease guidance in ASC *840,* Leases. ASC *842* requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC *842* expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In *July 2018,* the FASB issued ASU *2018-11,* Leases ASC *842:* Targeted Improvements, which allows
entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after *December 15, 2021,* and interim periods within fiscal years beginning after *December 15, 2022.* The Company plans to adopt the new standard effective for the year ending *December 31, 2022.* The Company is currently evaluating the impact of the pending adoption of the new standard on the financial statements.

Equity

The Company converted to a Corporation on December 30, 2021 (with effective date of conversion set at January 1, 2022. Under the articles of incorporation, the Company (subsequent to its conversion) is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is two million five hundred fifty thousand (2,550,000) shares at a par value $0.0001 per share.

In connection with the company's conversion to a corporation effective on January 1, 2022, the Company issued 2,550,000 shares of common stock to the founders.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members. As of the date of the report, the Company had not employed the services of a legal counsel on a regular basis, and hence, any foreseeable litigation or threat of litigation may not have been identified by the Company in the same manner should there have been a legal counsel who is actively assessing such threats.

Subsequent events

The Company is currently negotiating a loan of $250,000 bearing interest at a rate of 13% per annum and a term of 30 months. The successful granting of the loan is contingent upon the conversion of at least $800,000 in existing convertible promissory notes into equity securities of the Company.

The Company evaluated subsequent events through February 1, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.